SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Publicly Traded Company

RELEVANT FACT

Merger of companies into Petrobras

Rio de Janeiro, November 12, 2013 – Petróleo Brasileiro S.A. – Petrobras, in compliance with the provision set forth in CVM Instruction 358/02, announces that its Board of Directors, in a meeting held today, has approved the following merger proposals, which will be voted by shareholders in a Special Meeting to be convened at the appropriate time:

1.       1.  Merger of the spun off portion of Petrobras International Finance Company (“PIFCo”) into Petrobras

PIFCo is a wholly-owned subsidiary of Petrobras domiciled in Luxembourg, which has facilitated the sale of oil and oil products and acted as a capital-raising vehicle for Petrobras overseas. Successive changes to Brazilian tax legislation prompted the discontinuance of PIFCo´s activities.

The partial spin-off of certain assets and liabilities of PIFCo, with the subsequent merger of the spun off portion into Petrobras, is intended to transfer the assets and liabilities related to PIFCo’s commercial activities to Petrobras.

PIFCo’s remaining assets and liabilities, related to capital-raising activities and loan transactions with companies in the Petrobras Group, will subsequently be merged into Petrobras Global Finance B.V. – PGF, resulting in the dissolution of PIFCo.

That merger will not affect the guarantees and commitments undertaken by Petrobras regarding the bonds previously issued by PIFCo, and those bonds will continue to be unconditionally and irrevocably guaranteed by Petrobras.

2.       2.   Merger of Companhia de Recuperação Secundaria (“CRSec”)

CRSec was formed with the specific purpose of operating in the financial structuring of the Secondary Recovery Project for Pargo, Congro, Garoupa, Cherne and Carapeba Fields, located in Campos Basin. After liquidating all contractual obligations, Petrobras exercised the call option of all of CRSec shares. The merging process allows for the adequate return of CRSec assets to Petrobras.

Both mergers seek to simplify and streamline the corporate structure of the Petrobras Group and reduce costs.

Since the mergers involve wholly-owned subsidiaries, Petrobras’ capital will not increase and no new shares will be issued. Shares representing the capital of these subsidiaries will be extinguished and the necessary accounting records will be made at Petrobras.

Rio de Janeiro, November 12, 2013.

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.